Eaton & Van Winkle LLP

3 Park Avenue

New York, New York 10016

Yue Cao	Direct Dial: (212) 561-3617
Partner	Email: ycao@evw.com

February 14, 2014
Via EDGAR and Federal Express
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Hengyi International Industries Group Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 27, 2013
File No. 000-54603

Dear Jennifer Thompson:

Set forth below is the response on behalf of Hengyi International Industries Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 7, 2014 (the “Comment Letter”) concerning the referenced Form 10-K for fiscal year ended September 30, 2013 which was filed with the Commission on December 27, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 15

1.	Please revise to include the report of management on your internal control over financial reporting as of September 30, 2013 as required by Item 308(a) of Regulation S-K.

The Company has revised the disclosure as requested.

Item 15. Exhibits, Financial Statement Schedules, page 22

Report of Independent Registered Public Accounting Firm

2.	Please refer to the report of your current auditor, HHC, pertaining to your financial statements for the fiscal year ended September 30, 2013. Your auditor indicates in the first paragraph of its report that it limited its audit to September 30, 2013 and the year ended September 30, 2013. Please note that auditor association with cumulative amounts from inception through the latest balance sheet date is required so long as you are in the development stage. Please request your current auditor to revise its report to cover the cumulative period from December 17, 2009 through September 30, 2013 in the first and third paragraphs of its audit report. Your current auditor also should include a reference to the predecessor auditor and identify the periods audited by the predecessor audit in the first paragraph of the audit report, and refer to the report of the other auditor in expressing his or her own opinion. Refer to paragraph 13 of PCAOB AU Section 508 for an example of how to indicate this division of responsibility between your current and former auditors. Also see Rule 2-05 of Regulation S-X.

The Company’s auditor has revised its report in the disclosures accordingly.

[Eric: Please revise the report accordingly]

The company acknowledges that in responding to the Staff’s comments:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Form 10-K for fiscal year ended September 30, 2013, please feel free to call Yue Cao Esq. at (212) 561-3617.

Sincerely,

/s/ Yue CAO
Yue Cao, Esq.
Eaton & Van Winkle LLP
3 Park Avenue, 16 Floor
(212) 561-3617
cc: Ning Li	ycao@evw.com